Exhibit 99.8

Certificate of Qualified Person

I, Gordon Ian Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM, residing at Sixth Avenue, Melville, South Africa hereby certify that:

1.              I am currently employed as a Director and Principal Metallurgical Engineer by Turnberry Projects (Pty) Ltd. of PO Box 2199 Rivonia, Sandton, 2128, South Africa.

2.              I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer — Registration No. 920082.  I am a Fellow in good standing of the South African Institute of Mining and Metallurgy — Membership No. 19584.

3.              This certificate applies to the technical report titled “Independent Technical Report for the Waterberg Project including Resource Update and Pre-Feasibility Study” dated effective 17 October, 2016 (the “Report”).

4.              I graduated from the University of Queensland with a B. Eng. (Chemical) in 1975.  I have worked as a Metallurgist in production for a total of 20 years since my graduation.  I have worked as a Consulting Metallurgist for 5 years since graduation and have been working for Turnberry Projects for 16 years as a Project and Principal Engineer and Director, primarily associated with mining and metallurgy projects.

5.              I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of the Instrument.

6.              Prior to co-authoring this Report in respect of the Waterberg Project, I have had minimal prior involvement with the Waterberg Project. I was involved with a review of the preliminary economic assessment prepared in 2014 (the “PEA”) in respect of the Waterberg Project but did not serve as a qualified person for the PEA.

7.              I most recently conducted a personal inspection of the Waterberg Project on 13 October 2016 for a period of one day.

8.              I am the co-author of this Report and am responsible for Sections 13, 17, 19, 20, 21 and 22 and am jointly responsible for Sections 1, 2, 3, 18, 24, 25, 26 and 27.

9.              I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10.       I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

No.8, Sixth Avenue, Melville, Johannesburg, South Africa.		Email: turnberry@iafrica.com
PO Box 2199, Rivonia, 2128, South Africa	Tel: +27 (0)11 726 1590	Fax: +27 (0)86 607 5125	Cell: +27 (0)83 263 9438

Director: G.I.Cunningham

11.       I have read the Instrument and confirm that the parts of the Report that I am responsible for have been prepared in compliance with the Instrument.

12.       I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd. and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd.  or any associate or affiliate of such company.

13.       At the effective date of the Report, to the best of my knowledge, information and belief, the parts of the Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on October 19, 2016.

“Gordon Ian Cunningham”
Gordon Ian Cunningham
Director
Turnberry Projects (Pty) Ltd